SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Tremor Video, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

89484Q100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 89484Q100	13 G	Page 2 of 16

1	NAME OF REPORTING PERSON Meritech Capital Partners III L.P. (“MCP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,064,846 shares, except that Meritech Capital Associates III L.L.C. (“MCA III”), the general partner of MCP III, may be deemed to have sole voting power with respect to such shares, Meritech Management Associates III L.L.C. (“MMA III”), a managing member of MCA III, may be deemed to have sole voting power with respect to such shares, and Paul S. Madera (“Madera”), Michael B. Gordon (“Gordon”), Robert D. Ward (“Ward”) and George H. Bischof (“Bischof”), the managing members of MMA III, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,064,846 shares, except that MCA III, the general partner of MCP III, may be deemed to have sole dispositive power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole dispositive power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,064,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89484Q100	13 G	Page 3 of 16

1	NAME OF REPORTING PERSON Meritech Capital Affiliates III L.P. (“MC AFF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

55,864 shares, except that MCA III, the general partner of MC AFF III, may be deemed to have sole voting power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole voting power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		55,864 shares, except that MCA III, the general partner of MC AFF III, may be deemed to have sole dispositive power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole dispositive power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	55,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89484Q100	13 G	Page 4 of 16

1	NAME OF REPORTING PERSON Meritech Capital Associates III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III, for whom MCA III serves as general partner, except that MMA III, a managing member of MCA III, may be deemed to have sole power to vote these shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III, for whom MCA III serves as general partner, except that MMA III, a managing member of MCA III, may be deemed to have sole power to dispose of these shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89484Q100	13 G	Page 5 of 16

1	NAME OF REPORTING PERSON Meritech Management Associates III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III.  MMA III serves as a managing member of MCA III, the general partner of such entities.  Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MMA III serves as a managing member of MCA III, the general partner of such entities. Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89484Q100	13 G	Page 6 of 16

1	NAME OF REPORTING PERSON Paul S. Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Madera, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Madera, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89484Q100	13 G	Page 7 of 16

1	NAME OF REPORTING PERSON Michael B. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Gordon, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Gordon, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89484Q100	13 G	Page 8 of 16

1	NAME OF REPORTING PERSON Robert D. Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Ward, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Ward, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89484Q100	13 G	Page 9 of 16

1	NAME OF REPORTING PERSON George H. Bischof
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Bischof, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,120,710 shares, of which 3,064,846 shares are held by MCP III and 55,864 shares are held by MC AFF III. MCA III is the general partner of such entities and Bischof, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,120,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89484Q100	13 G	Page 10 of 16

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Meritech Capital Partners III L.P., a Delaware limited partnership (“MCP III”), Meritech Capital Affiliates III L.P., a Delaware limited partnership (“MC AFF III”), Meritech Capital Associates III L.L.C., a Delaware limited liability company (“MCA III”), Meritech Management Associates III L.L.C., a Delaware limited liability company (“MMA III”), Paul S. Madera (“Madera”), Michael B. Gordon (“Gordon”), Robert D. Ward (“Ward”) and George H. Bischof (“Bischof”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 1(A).         NAME OF ISSUER

Tremor Video, Inc.

ITEM 1(B).         ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

53 West 23rd Street

New York, NY 10010

ITEM 2(A).         NAME OF PERSONS FILING

MCA III is the general partner of each of MCP III and MC AFF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP III and MC AFF III. MMA III is a managing member of MCA III and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP III, and MC AFF III. Madera, Gordon, Ward and Bischof are managing members of MMA III and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP III and MC AFF III.

ITEM 2(B).         ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners

245 Lytton Ave, Suite 125

Palo Alto, CA 94301

ITEM 2(C).         CITIZENSHIP

MCP III and MC AFF III are Delaware limited partnerships. MCA III and MMA III are Delaware limited liability companies. Madera, Gordon, Ward and Bischof are United States citizens.

ITEM 2(D) AND (E).         TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 89484Q100

ITEM 3.               Not Applicable.

CUSIP NO. 89484Q100	13 G	Page 11 of 16

ITEM 4.               OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)          Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)          Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)         Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)        Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)        Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP III and MC AFF III, and the limited liability company agreements of MCA III and MMA III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.               IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 89484Q100	13 G	Page 12 of 16

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.             CERTIFICATION

Not applicable.

CUSIP NO. 89484Q100	13 G	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Entities:
Meritech Capital Partners III L.P.
Meritech Capital Affiliates III L.P.
Meritech Capital Associates III L.L.C.
Meritech Management Associates III L.L.C.

	By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

Individuals:
Paul S. Madera
Michael B. Gordon
Robert D. Ward
George H. Bischof

	By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed individuals

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 89484Q100	13 G	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	16

CUSIP NO. 89484Q100	13 G	Page 15 of 16

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Tremor Video, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 89484Q100	13 G	Page 16 of 16

exhibit B

Reference to Joel Backman as Attorney-in-Fact

Joel Backman has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.